Exhibit 99.4(m)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 1928	BIRMINGHAM, ALABAMA 35282-8238

INCREASED WITHDRAWAL PERCENTAGE(S) FOR NURSING HOME CONFINEMENT:

ENDORSEMENT FOR THE PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending the Contract to which this endorsement is attached as described below.  The purpose of the endorsement is to describe increased Withdrawal Percentage(s) under the Contract’s attached Protected Lifetime Income Benefit Rider (the Rider) if each Covered Person meets the qualifying conditions described in this endorsement.  In this endorsement, “Rider Effective Date” refers to the Rider Effective Date for the Contract’s Protected Lifetime Income Benefit Rider.  While this endorsement is in effect, its terms and conditions supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this endorsement remain in full force and effect.

Maximum Aggregate Nursing Home Benefit Period — Unlimited.

Increased Withdrawal Percentage(s) for Nursing Home Confinement — As of the Qualification Date, we will double the withdrawal percentage(s) that would have applied in the absence of this endorsement, up to a maximum increased withdrawal percentage of 10%.  Subject to this endorsement’s terms and conditions, we will then use the increased withdrawal percentage(s) to calculate the Annual Withdrawal Amount available each Contract Year, up to the Maximum Aggregate Nursing Home Benefit Period stated above.  Any Contract Year or portion thereof during which the increased withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Maximum Aggregate Nursing Home Benefit Period.

DEFINITIONS

Activities of Daily Living:  Six basic human functions necessary for a person to live independently.  Specifically, they include:

1)              Bathing — The ability to wash oneself by sponge bath, or in a tub or shower, including the task of getting into or out of the tub or shower.

2)              Continence — The ability to maintain control of one’s bowel or bladder, or when unable to maintain such control, the ability to perform associated personal hygiene including caring for a catheter or colostomy bag.

3)              Dressing — The ability to put on and take off all items of clothing, including any necessary braces, fasteners, or artificial limbs.

4)              Eating — The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table), by a feeding tube or intravenously.

5)              Toileting — The ability to get to and from the toilet; getting on and off the toilet; and, performing the associated personal hygiene.

6)              Transferring — The ability to move into or out of a bed, chair or wheelchair.

Nursing Home:  A facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government, and qualified as a “skilled nursing home facility” under Medicare or Medicaid.  A “Nursing Home” does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

Nursing Home Benefit Period:  The period of time during which we use the increased withdrawal percentage(s) applicable under this endorsement to calculate the Annual Withdrawal Amount.

Physician:  A medical doctor currently licensed by a state’s Board of Medical Examiners, or similar authority in the United States, acting within the scope of her or his license.

ICC11-VDA-P-6007	12/11

Qualification Date:  The end of a Valuation Period during which we determine the Covered Person (or both Covered Persons, if there are two) qualifies for the increased withdrawal percentage.

Severe Cognitive Impairment:  A loss or deterioration of intellectual capacity that is comparable to, and includes, Alzheimer’s disease and similar forms of irreversible dementia.  Severe Cognitive Impairment is characterized by clinical evidence and the results of standardized tests that reliably measure impairment in the person’s:  1) short-term or long-term memory; 2) orientation as to people, place or time; 3) deductive or abstract reasoning; and, 4) judgment, as it relates to safety awareness.

CLAIMING THE INCREASED WITHDRAWAL PERCENTAGE(S)

Ineligibility — You are not eligible for the increased withdrawal percentage if the Covered Person (or either Covered Person, if there are two) was confined to a Nursing Home any time during the two-year period that began one year before the Rider Effective Date and ended one year after the Rider Effective Date.

Qualifying Conditions — You must request the increased withdrawal percentage on or after the Benefit Election Date or if later, at least one year after any change of ownership involving a natural person that occurred before the Benefit Election Date.  Your request must include proof that each Covered Person:

1)              was not confined to a Nursing Home any time during the two-year period that began one year before the Rider Effective Date and ended one year after the Rider Effective Date; and,

2)              has been continuously confined to a Nursing Home for at least 90 days immediately preceding the date of your request and remains so confined on the date of your request; and,

3)              is determined to be unable to perform at least two of the six Activities of Daily Living, or is diagnosed with a Severe Cognitive Impairment, by a Physician who is not related to the Covered Person.

We will notify you in writing whether the Covered Person(s) qualify for the increased withdrawal percentage(s) and if so, advise you of the Qualification Date.  If the Annual Withdrawal Amount is based on one life, the sole Covered Person must meet all the qualifying conditions.  If the Annual Withdrawal Amount is based on two lives, each of the two Covered Persons must individually meet all the qualifying conditions.

Continuing Qualification — Each Covered Person must prove continuing qualification for the increased withdrawal percentage(s) each Contract Year during the Nursing Home Benefit Period.  Beginning with the second Contract Anniversary after the Qualification Date, you must provide us annual proof that each Covered Person:

1)              remains confined to a Nursing Home; and,

2)              is currently determined to be unable to perform at least two of the six Activities of Daily Living, or is currently diagnosed with a Severe Cognitive Impairment, by a Physician who is not related to the Covered Person.

We must receive the annual proof not less than 10, nor more than 30 days prior to each applicable Contract Anniversary during the Nursing Home Benefit Period.  However, if it was not reasonably possible to send us the proof within the prescribed time, the delay will not reduce the benefit if proof is provided as soon as reasonably possible to do so.

Proof of Qualification — A written statement signed by a Covered Person’s attending Physician addressing the qualifying conditions constitutes satisfactory proof for that Covered Person.  However, we reserve the right to require an examination of any Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail with respect to initial or continuing qualification.

CALCULATING THE ANNUAL WITHDRAWAL AMOUNT

USING THE INCREASED WITHDRAWAL PERCENTAGE

Qualifying Year — Qualification for an increased withdrawal percentage may result in an increase in the Annual Withdrawal Amount available for the remainder of the Contract Year during which qualification occurs.  However, an increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred before the Qualification Date.

If during the Benefit Period, your aggregate withdrawals from the beginning of the qualifying Contract Year through the Qualification Date are less than or equal to the Annual Withdrawal Amount, we will calculate the remaining Annual Withdrawal Amount by multiplying the Benefit Base on the Qualification Date by the applicable increased withdrawal percentage, and subtracting the aggregate withdrawals already taken that Contract Year.

If you have taken an Excess Withdrawal during the qualifying Contract Year before the Qualification Date, we will calculate the remaining Annual Withdrawal Amount for that Contract Year by subtracting the applicable withdrawal percentage that would have applied in the absence of this endorsement from the applicable increased withdrawal percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice we send that confirms qualification of the Covered Person(s) for the increased withdrawal percentage.

Continuing Qualification Years — For any Contract Year during which continuing qualification would apply, we multiply the Benefit Base on the Contract Anniversary by the applicable increased withdrawal percentage to determine the Annual Withdrawal Amount for that Contract Year.

Non-Qualifying Years — For any Contract Year during which any Covered Person fails to qualify for the increased withdrawal percentage, we calculate the Annual Withdrawal Amount using the withdrawal percentage(s) that would have applied in the absence of this endorsement and that Contract Year will not be included in the Nursing Home Benefit Period.

TERMINATION AND REINSTATEMENT OF ENDORSEMENT

This endorsement terminates at the end of the Maximum Aggregate Nursing Home Benefit Period, or if earlier, when the Contract’s Protected Lifetime Income Benefit Rider is terminated.  In the event that Rider is reinstated according to the provisions of that Rider, this endorsement will also be reinstated unless the Maximum Aggregate Nursing Home Benefit Period has expired.

Signed for the Company and made a part of the Contract as of the Rider Effective Date for the Contract’s Protected Lifetime Income Benefit Rider.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary